

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2015

Via E-mail
Nat Krishnamurti
Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

      Re: **Applied Minerals, Inc.**
               Form 10-K for the Year Ended December 31, 2013
               Filed March 14, 2014
               Response dated January 5, 2015
               File No. 000-31380

Dear Mr. Krishnamurti:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Overview, page 17

1.   Your proposed revisions in response to prior comment 2 do not appear to address our comment in its entirety; thus, we partially reissue the comment. Please further revise your draft of the proposed disclosures to clearly describe, if true, that the source of your revenue is primarily sales of halloysite clay and iron oxide product samples for testing or scale up trials by customers.

Item 8. Consolidated Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 4 - Property and Equipment, page 35

2.   We read your responses to prior comments 2 and 3. You state one of the significant factors you would have to overcome before you would be able to establish reserves is demonstrating your ability to penetrate markets. In light of your current inability to penetrate markets and generate ongoing material revenue streams from your customers, please provide us with detailed support for the assumptions used in Supplement A to demonstrate the probable future economic benefits of your capitalized costs. In doing so, please tell us about material customer contracts you have in place, letters of intention or other compelling evidence that supports your assumptions.

3.   In your response to prior comment 3, you present a table containing the amounts capitalized for the new mill by category. Please provide us a description of the laboratory equipment and tell us how it will be used.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining